Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to use of our report dated August 6, 2007, relating to the financial statements of MediaG3, Inc. as of December 31, 2006, and for the year ended  December 31, 2006, and the periods from January 1 through December 28, 2005 and December 28, 2005 through December 31, 2005 included in the Registration Statement.  We also consent to the references to us under the heading “Experts” in such Registration Statement.

We also consent to use of our report dated February 12, 2007, relating to the financial statements of Shanghai Little Sheep Children’s Product Development Limited as of December 31, 2005, and for the period from May 20, 2005 (inception) to December 31, 2005 included in the Registration Statement.

/s/ Mayer Hoffman McCann P.C.
San Jose, California
September 4, 2007